Exhibit 99.1

News

Contact:
Uri Birenberg
Chief Financial Officer
+972-77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

HELI (Rachel) BENNUN APPOINTED AS CHAIRMAN OF THE BOARD OF RADCOM

TEL AVIV, Israel – September 10, 2015 − RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), announced today that the Companys’ Board of Directors has appointed Ms Heli. (Rachel) Bennun, to serve as its Chairman.

Ms. Bennun will replace Mr. Zohar Zisapel, a co-founder of the Company, who has acted as the Chairman of the Board of Directors of the Company since its inception in 1985, and who remains on the Company’s Board of Directors.

Ms. Bennun has served as a director of the Company since December 2012, and in the last 3 years assisted the Company, in achieving its turnaround.

Miss Bennun has been invovled directly in various ingoing issues of the Company, in its technological transition to a software based solution, and its operational and strategic goals.

Ms. Bennun has over 25 years of professional experience in hi-tech companies, especially the Telecom arena. In 1988, Ms. Bennun co-founded and served as the company CEO of Arel Communications & Software Ltd. (formerly NASDAQ:ARLC) ("Arel"), a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) ("ArelNet"), a pioneer in the field of Voice over IP and served as the company CEO until ArelNet was acquired by Airspan Network Inc. in 2005. From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK:ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc and B.Sc. degree in Industrial and Management Engineering from Ben-Gurion University.

Mr. Zohar Zisapel commented: "I would like to congratulate Ms. Bennun on her appointment as the Chairman of RADCOM. I believe that Ms. Bennun, with her vast experience and proven management capabilities in the telecom world, will significally beneift RADCOM”.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.